UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Karuna Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

48576A100

(CUSIP Number)

Daphne Zohar

Chief Executive Officer

PureTech Health LLC

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48576A100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS PureTech Health LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,531,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,531,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is calculated based upon 33,441,795 shares of common stock outstanding of Karuna Therapeutics, Inc. (the “Issuer”) as of August 12, 2022.

CUSIP No. 48576A100	SCHEDULE 13D

1	NAME OF REPORTING PERSONS PureTech Health plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,531,564
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,531,564

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,531,564
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is calculated based upon 33,441,795 shares of common stock outstanding of the Issuer as of August 12, 2022.

CUSIP No. 48576A100	SCHEDULE 13D

Explanatory Note

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by PureTech Health LLC (“PureTech Health”) and PureTech Health plc (“PureTech Health plc”, and together with PureTech Health, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on July 11, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 23, 2020 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on May 26, 2020 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on August 26, 2020 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D on February 10, 2021 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D on November 12, 2021 (“Amendment No. 5”) and Amendment No. 6 to Schedule 13D on August 10, 2022 (“Amendment No. 6” and, together with the Original Schedule 13D, the “Schedule 13D”). The Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Karuna Therapeutics, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 33 Arch Street, Suite 3110, Boston, MA 02110.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of 1,531,564 shares of Common Stock, representing 4.6% of the 33,441,795 shares of the Issuer’s Common Stock outstanding as of August 12, 2022.

PureTech Health plc, may be deemed to beneficially own all of the shares of Common Stock held directly by PureTech Health.

(b) With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(ii)	shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;

(iii)	sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and

(iv)	shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.

(c) None.

(d) Not applicable.

(e) This Amendment No. 7 is being filed to report that, as of August 12, 2022, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s outstanding Common Stock.

CUSIP No. 48576A100	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

PURETECH HEALTH LLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

PURETECH HEALTH PLC

By:	/s/ Daphne Zohar
Name:	Daphne Zohar
Title:	Chief Executive Officer

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